Filed pursuant to Rule 424(b)(3)

SEC File No. 333-147238

BRE Properties, Inc.

Supplement dated May 7, 2010

To Prospectus Supplement dated February 24, 2010

To Prospectus dated November 8, 2007

This is a supplement to the prospectus supplement dated February 24, 2010 to the prospectus dated November 8, 2007. This supplement relates to the offer and sale, from time to time, of common stock by us pursuant to separate equity distribution agreements, dated February 24, 2010, between us and each of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lnch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC (the “Equity Distribution Agreements”). This supplement updates certain information in the prospectus supplement and the related prospectus, as follows.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is a supplement to, and is intended to be read together with, the discussions under the heading “Supplemental United States Federal Income Tax Considerations” beginning on page S-6 of the prospectus supplement. This summary is for general information only and is not tax advice.

The following discussion should be inserted on page S-23 of the prospectus supplement immediately preceding the discussion under the heading “Other Tax Consequences.”

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders (as defined in the Prospectus Supplement) who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. holders (as defined in the Prospectus Supplement). The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

The following discussion should be inserted on page S-20 of the prospectus supplement immediately following the discussion under the heading “Taxation of Holders of Our Stock—Tax Rates.”

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our stock.

FOR A COMPLETE DESCRIPTION OF THE OFFER AND SALE OF COMMON STOCK PURSUANT TO THE EQUITY DISTRIBUTION AGREEMENTS, PLEASE REVIEW THIS SUPPLEMENT AND THE PROSPECTUS SUPPLEMENT IN ITS ENTIRETY.

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